

December 19, 2024

Jesse Weaver
Chief Financial Officer
Holley Inc.
1801 Russellville Road
Bowling Green, KY 42101

      Re: Holley Inc.
           Form 10-K for the Year Ended December 31, 2023
           Form 10-Q for the Quarter Ended June 31, 2024
           Response Letter Dated November 12, 2024
           File No. 001-39599

Dear Jesse Weaver:

We have reviewed your November 12, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 15, 2024 letter.

Form 10-Q for the Quarter Ended June 30, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 29

1. We note your response to our prior comment 1. Please revise future filings to remove the adjustment related to the strategic product rationalization charge from your Non-GAAP financial measures, as it is not presented in accordance with the guidance in Question 100.01 of the SEC Staff's Compliance & Disclosure Interpretations on *Non-GAAP Financial Measures.*

Please contact Claire Erlanger at 202-551-3301 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Carly Kennedy, General Counsel